UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

[ x ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[           ] Form 10-Q    [           ] Form 10-D    [           ] Form N-CEN    [           ] Form N-CSR

For Period Ended: December 31, 2022

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ENERGY FUELS INC.
Full Name of Registrant

N/A
Former Name if Applicable

225 Union Blvd., Suite 600
Address of Principal Executive Office (Street and Number)

Lakewood, Colorado, 80228
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Energy Fuels Inc. (the "Company") has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2022 (the "Form 10-K") by the prescribed filing date because the Company requires additional time to complete certain items with respect to the financial statements and to complete its assessment of internal controls over financial reporting to be included in the Form 10-K. The Company anticipates that it will file its Form 10-K within the fifteen-day grace period provided by Exchange Act Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tom Brock	(303)	389 - 4167
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[ x ] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ x ] Yes [           ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2022, the Company recognized an estimated net loss of $59.94 million or $0.38 per share compared to net income of $1.45 million or $0.01 per share for the year ended December 31, 2021. The change between periods was primarily due to (i) a gain of $35.73 million recognized on the sale of a portfolio of the Company's non-core conventional uranium projects to Consolidated Uranium Inc. ("CUR") in 2021 primarily in exchange for shares in CUR; (ii) a non-cash mark-to-market loss on investments accounted for at fair value of $16.90 million in 2022 due primarily to a decrease in the market price of our CUR shares over 2022 (iii) increased expenses in 2022 associated with preparing four (4) of our uranium mines for production or operational readiness amounting to $2.4 million; (iv) development expenses in 2022 associated with developing commercial rare earth element separation capabilities in addition to our existing mixed rare earth carbonate commercial production capabilities; (v) expenses in 2022 associated with advancing our medical isotope initiatives; (vi) increased transaction expenses in 2022 arising from costs associated with acquiring the Bahia Project heavy mineral sands/monazite project in Brazil and costs associated with the sale of the Company's Alta Mesa project in Texas; and (vii) increased other selling, general and administrative expenses in 2022 of $10.2 million associated with significant additions to executive and management/supervisory personnel (including non-cash share-based compensation of $2.5 million), enhanced business processes, and other general and administrative expenses required to support all these increased levels of activity, partially offset by increased revenues in 2022.

ENERGY FUELS INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 2, 2023	By:	/s/ Tom Brock
Chief Financial Officer